      Filed Pursuant to Rule 424(b)(5)

Registration No. 333-10762

Prospectus Supplement to Prospectus dated November 30, 2000.

$900,000,000

Vodafone Group Plc
$500,000,000 3.95% Notes due 2008
$400,000,000 5.375% Notes due 2015

       Interest on the notes is payable semi-annually on January 30 and July 30 of each year, beginning on July 30, 2003. The five year notes will mature on January 30, 2008. The twelve year notes will mature on January 30, 2015. The notes will be unsecured and will rank equally with all other unsecured, unsubordinated obligations of Vodafone Group Plc from time to time outstanding.

      We may redeem some or all of the notes at any time and from time to time at the redemption price determined in the manner described in this prospectus supplement. We may also redeem the notes at any time at 100% of the principal amount upon the occurrence of certain tax events described in this prospectus supplement and the attached prospectus.

      Application will be made to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

      See “Risk Factors” beginning on page 3 of the attached prospectus and on page 29 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which is incorporated by reference in this prospectus supplement, to read about factors you should consider before investing in the notes.

      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
3.95% Notes due 2008
Initial price to public	99.806%	$499,030,000
Underwriting discount	0.35%	$1,750,000
Proceeds, before expenses, to Vodafone	99.456%	$497,280,000
5.375% Notes due 2015
Initial price to public	99.708%	$398,832,000
Underwriting discount	0.50%	$2,000,000
Proceeds, before expenses, to Vodafone	99.208%	$396,832,000

      The offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from December 18, 2002 and must be paid by the purchaser if the notes are delivered after December 18, 2002. The underwriter expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, referred to herein as DTC, against payment in New York, New York on or about December 18, 2002. The clearing and settlement system we will use is the book-entry system operated by DTC.

LEHMAN BROTHERS

Prospectus Supplement dated December 11, 2002.

      Unless otherwise stated in this prospectus supplement or the attached prospectus or unless the context otherwise requires, references in this prospectus supplement or the attached prospectus to “Vodafone”, “we”, “our”, “ours” and “us” are to Vodafone Group Plc.

Incorporation of Information Filed with the SEC

      The U.S. Securities and Exchange Commission, referred to herein as the SEC, allows us to incorporate by reference into this prospectus supplement and the attached prospectus the information filed with them, which means that:

•	incorporated documents are considered part of this prospectus supplement and the attached prospectus;

•	we can disclose important information to you by referring to those documents; and

•	information filed with the SEC in the future will automatically update and supersede this prospectus supplement and the attached prospectus.

      The information that we incorporate by reference is an important part of this prospectus supplement and the attached prospectus.

      We incorporate in this prospectus supplement and the attached prospectus by reference the documents described in “Where You Can Find More Information” in the attached prospectus which we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, except to the extent amended or superseded by subsequent filings. We also incorporate by reference any future filings that we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus supplement but before the end of the notes offering and that, in the case of any future filings on Form 6-K, are identified in such filing as being incorporated into this prospectus supplement or the attached prospectus.

      The documents incorporated by reference in this prospectus supplement and the attached prospectus and, in particular, those set forth below contain important information about Vodafone and its financial condition.

•	Vodafone’s Annual Report on Form 20-F for the year ended March 31, 2002,

•	Vodafone’s Form 6-K, dated November 12, 2002, which contains:

•	an extract from the Vodafone interim results announcement dated November 12, 2002 containing unaudited consolidated interim financial information for Vodafone as of and for the six month periods ended September 30, 2002 and 2001;

•	a table showing the Ratio of Earnings to Fixed Charges and to Fixed Charges and Preference Share Dividends;

•	recent legal proceedings, and

•	Vodafone’s Form 6-K, dated December 2, 2002, which contains:

•	a brief description of recent transactions of Vodafone Group Plc and its subsidiary undertakings and other recent business developments;

•	a summary of Vodafone’s mobile telecommunications businesses’ customer information at September 30, 2002; and

•	unaudited interim consolidated financial information for Vodafone as of and for the six month periods ended September 30, 2002 and 2001, including comparative consolidated financial information for Vodafone as of and for the year ended March 31, 2002 including:

•	Operating and Financial Review and Prospects;

•	Consolidated Financial Statements;

•	Independent Review Report by Deloitte & Touche to Vodafone Group Plc.

      You should read “Where You Can Find More Information” in the attached prospectus for information on how to obtain the documents incorporated by reference or other information relating to Vodafone.

General Information

      No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this prospectus supplement and the attached prospectus, and, if given or made, such information must not be relied upon as having been authorized. This prospectus supplement and the attached prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the notes to which it relates or an offer to sell or the solicitation of an offer to buy such notes by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the attached prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or that the information contained in this prospectus supplement and the attached prospectus is correct as of any time subsequent to its date.

      The distribution of this prospectus supplement and the attached prospectus and the offering and sale of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the attached prospectus come are required by us and the underwriter to inform themselves about and to observe any such restrictions.

Recent Developments

      On December 3, 2002, Vodafone and its wholly-owned subsidiary Vodafone Holding GmbH (formerly known as Vodafone AG) issued a press release noting the announcement made by Vivendi Universal S.A. indicating that Vivendi would exercise its pre-emption rights to acquire BT Group plc’s 26% interest in Cegetel Groupe S.A. Vodafone also announced that Vodafone Holding’s €6.77 billion cash offer for Vivendi’s 44% interest in Cegetel was withdrawn. Vivendi’s pre-emption rights to acquire SBC Communications Inc.’s 15% interest in Cegetel expired on December 10, 2002. Accordingly, Vodafone expects that Vodafone Holding’s previously announced €2.3 billion cash offer for SBC Communications Inc.’s 15% economic interest in Cegetel that was accepted by SBC Communications Inc. subject to, among other things, the expiration of Vivendi’s pre-emption right to acquire SBC Communications Inc.’s 15% economic interest in Cegetel will be completed in January 2003. Upon completion of the acquisition of SBC Communications Inc.’s 15% economic interest in Cegetel, Vodafone Group (meaning Vodafone and its subsidiaries) would increase its economic interest in Cegetel from 15% to 30%.

Description of Notes

      This section contains a brief description of the terms of the notes. Unless specified otherwise, the description of the terms of the notes in this section apply to the five year notes and the twelve year notes. For additional information about the notes and their terms, please see “Description of Debt Securities We May Offer” in the attached prospectus.

Notes	$500,000,000 principal amount of 3.95% Notes due 2008
$400,000,000 principal amount of 5.375% Notes due 2015

Maturity	We will repay the five year notes at 100% of their principal amount plus accrued interest on January 30, 2008. We will repay the twelve year notes at 100% of their principal amount plus accrued interest on January 30, 2015.

Issue price	99.806% for the five year notes
99.708% for the twelve year notes

Ranking	The notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Interest payment dates	Semi-annually on January 30 and July 30.

First interest payment date	July 30, 2003.

Regular record dates for interest	Every January 15 and July 15.

Payment of additional amounts	We intend to make all payments on the notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer Payment of Additional Amounts” in the attached prospectus.

Optional make-whole redemption	We have the right to redeem the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 20 basis points in the case of both the five year and the twelve year notes, plus accrued interest to the date of redemption. Adjusted treasury rate means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. Comparable treasury issue means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes. Comparable treasury price means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. Quotation agent means the reference treasury dealer appointed by the trustee after consultation with us. Reference treasury dealer means any primary U.S. government securities dealer in New York City selected by the trustee after consultation with us. Reference treasury dealer quotations means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

Optional tax redemption	We may redeem the notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this prospectus supplement in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer Payment of Additional Amounts” in the attached prospectus. In that event, we may redeem the outstanding notes in whole but not in part at any time, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Sinking fund	There is no sinking fund.

Book-entry issuance, settlement and clearance	We will issue the notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the notes through DTC and DTC and its direct and indirect participants will record your beneficial interest on their books. We will not issue certificated notes except in limited circumstances that we explain under “Legal Ownership — Global Securities — Special Situations in Which a Global Security Will be Terminated” in the attached prospectus. Settlement of the notes will occur through DTC in same day funds. For information on DTC’s book-entry system, see “Clearance and Settlement — The Clearance Systems — DTC” in the attached prospectus.

Restrictive covenants	The indenture relating to the notes does not contain any covenants restricting our ability to make payments, incur indebtedness, dispose of assets, enter into sale and leaseback transactions, pledge our assets to secure borrowings, issue and sell capital stock, enter into transactions with affiliates, create or incur liens on our property or engage in business other than our present business.

Defeasance	The notes will be subject to the defeasance and covenant defeasance provisions in the indenture described under “Description of Debt Securities We May Offer Defeasance and Discharge” in the attached prospectus.

Further Issuances	We may, at our option, at any time and without the consent of the then existing noteholders issue additional notes in one or more transactions subsequent to the date of this prospectus supplement with terms (other than the issuance date, the initial price to public and, possibly, the first interest payment date) identical to the notes issued hereby. These additional notes will be deemed to be part of the same series as the notes offered hereby and will provide the holders of these additional notes the right to vote together with holders of the notes issued hereby.

Listing	We will file an application to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

Use of proceeds	We intend to use the proceeds from the sale of the notes for general corporate purposes.

Risk factors	You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 3 of the prospectus and on page 29 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which is incorporated by reference in this prospectus supplement, for risks involved with an investment in the notes.

Trustee and principal paying agent	Citibank, N.A.

Timing and delivery	We currently expect delivery of the notes to occur on or about December 18, 2002.

Use of Proceeds

      We estimate that the net proceeds (after deduction of the underwriting discount and estimated offering expenses) from the sale of the five year notes will be approximately $497,155,000. We estimate that the net proceeds (after deduction of the underwriting discount and estimated offering expenses) from the sale of the twelve year notes will be approximately $396,707,000. We estimate that the aggregate net proceeds (after deduction of the underwriting discount and estimated offering expenses) from the sale of the notes will be approximately $893,862,000. We intend to use the proceeds from the sale of the notes for general corporate purposes.

Taxation

      This section supplements the discussion under “Certain U.S. Federal and U.K. Tax Considerations — U.S. Federal Income Taxation — Debt Securities” in the attached prospectus relating to the notes.

      The U.S. Federal income tax consequences of directly owning a five year or twelve year note are generally described under “Certain U.S. Federal and U.K. Tax Considerations — U.S. Federal Income Taxation — Debt Securities” in the attached prospectus relating to the notes, except that (1) capital gain of a non-corporate U.S. holder will be taxed at 18%, if a note is held for more than five years, (2) the “backup withholding” rate has been reduced to 30% for payments made in 2002 and 2003, 29% for payments made in 2004 and 2005 and 28% for payments made in 2006 and thereafter, and (3) the finalized treasury regulations described in the attached prospectus relating to the notes are effective.

      The U.K. income tax consequences of directly owning a five year or twelve year note are generally described under “Certain U.S. Federal and U.K. Tax Considerations — U.S. Federal Income Taxation — Debt Securities” in the attached prospectus, subject to the comments set out below. The comments below are of a general nature based on U.K. law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. Any holders of notes who are in doubt as to their own tax position should consult their professional advisor.

•	So long as the notes continue to be listed on a recognized stock exchange within the meaning of section 841 Income and Corporation Taxes Act 1988, the notes will qualify for the “Quoted Eurobond” exemption and payments of interest may be made without withholding or deduction for or on account of U.K. income tax (including withholding by paying and collecting agents). The exemption from withholding or deduction for or on account of U.K. income tax applies so long as the notes qualify for the “Quoted Eurobond” exemption.

•	Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or the person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

•	Holders of the notes should note that the provisions relating to additional amounts described under “Description of Debt Securities We May Offer — Payment of Additional Amounts” in the attached prospectus would not apply if the Inland Revenue sought to assess directly the person entitled to the relevant interest to U.K. tax. However exemption from, or reduction of, such U.K. tax liability might be available under an appropriate double taxation treaty.

•	In relation to inheritance tax, since the notes are fully registered, if a register is maintained in the United Kingdom, there may be a liability for inheritance tax.

•	Since the publication of proposals in May 1998 by the European Commission regarding the taxation of income of non-residents, the Council of the European Union has published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment.

Capitalization and Indebtedness

      The following table sets out our unaudited actual called up share capital, and our borrowings and indebtedness and our consolidated subsidiaries referred to as the Group, as at September 30, 2002.

Capital

	At September 30,
	2002

	£	$

	(in millions)
Called up share capital — (78 billion ordinary shares of $0.10 each, authorized, 68,166,978,334 ordinary shares allotted, issued and fully paid and 50,000 7% cumulative fixed shares denominated in £1 shares)	4,275	6,712

Borrowings and Indebtedness

      The borrowings and indebtedness of Vodafone Group, excluding intra-group borrowings, at September 30, 2002 were as follows:

	At September 30,
	2002

	£	$

	(in millions)
Total borrowings and indebtedness(1)-(7)	13,509	21,209

(1)	The total sterling amount has been expressed in U.S. dollars solely for convenience and translated at the Federal Reserve noon buying rate on September 30, 2002, which was $1.5700 to £1.00.

(2)	All borrowings and indebtedness were unsecured, except for indebtedness in respect of Vodafone Egypt of £242 million ($380 million) and in respect of Japan Telecom Co. Ltd, of £53 million ($83 million). Borrowings and indebtedness include long term and short term borrowings and finance lease obligations.

(3)	Total indebtedness includes £995 million ($1,562 million) of Vodafone Americas Inc. (formerly AirTouch Communications, Inc.) bonds and a £261 million ($410 million) borrowing of J-Phone Co. Ltd which are guaranteed by Vodafone. No other indebtedness in the nature of borrowing in the Group is guaranteed.

(4)	At September 30, 2002, the Group had guaranteed or indemnified bank and other facilities, in respect of the Group’s joint ventures, associated undertakings, investments and tele.ring Telekom Services GmbH which has been sold, of £387 million ($608 million). In addition, Vodafone and its subsidiary Vodafone AG had guaranteed financial indebtedness and issued performance bonds for £258 million ($405 million) in respect of businesses (Infostrada £155 million ($243 million) and Atecs Mannesmann £103 million ($162 million)) which have been sold and for which counter indemnities have been received from the purchasers. At September 30, 2002 the Group had issued performance bonds with an aggregate value of £1,826 million ($2,867 million) in respect of undertakings to roll out second and third generation networks by its subsidiaries in Spain and Germany and a further £231 million ($363 million) in respect of other obligations.

(5)	As at September 30, 2002, Vodafone had cash and liquid investments of £2,812 million($4,415 million) giving total net borrowings and indebtedness of £10,697 million ($16,794 million).

(6)	Since September 30, 2002, the Group has increased its outstanding commercial paper by approximately £222 million ($349 million) and has guaranteed a borrowing of Yen 225 billion ($1,805 million) in J-Phone Finance Co. Ltd. Total borrowings and indebtedness at December 10, 2002 were approximately £16,140 million ($25,338 million), cash and liquid resources were approximately £6,292 million ($9,878 million) giving a total net borrowing indebtedness of approximately £9,848 million ($15,460 million). In addition, on the following dates the Group has issued the following bonds:

      November 29, 2002

      €500m ($497 million) 4.625% bond with maturity January 31, 2008

      November 26, 2002

      $495m 6.25% bond with maturity November 30, 2032

      November 26, 2002

      £450m ($697 million) 5.9% bond with maturity November 26, 2032

      November 20, 2002

      $150m 4.161% bond with maturity November 30, 2007

(7)	Except as described above, there has been (i) no material change in Vodafone’s share capital and (ii) no material change in the borrowings and indebtedness or contingent liabilities of Vodafone Group since September 30, 2002.

Underwriting

      We have entered into an underwriting agreement and a pricing agreement with Lehman Brothers Inc. Subject to certain conditions, we have agreed to sell and Lehman Brothers has agreed to purchase:

•	the $500,000,000 principal amount of 3.95% Notes due 2008, and

•	the $400,000,000 principal amount of 5.375% Notes due 2015.

      Notes sold by Lehman Brothers to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus. Any notes sold by Lehman Brothers to securities dealers may be sold at a discount from the initial public offering prices of up to 0.15% of the principal amount of the five year notes and of up to 0.25% of the principal amount of the twelve year notes. Any such securities dealers may resell any notes purchased from Lehman Brothers to certain other brokers or dealers at a discount from the initial public offering prices of up to 0.125% of the principal amount of either the five year or twelve year notes. If all the notes are not sold at the initial offering prices, Lehman Brothers may change the offering prices and the other selling terms.

      The notes are new issues of securities with no established trading market. We have been advised by Lehman Brothers that it intends to make a market in the notes but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      Delivery of the notes will be made against payment on December 18, 2002. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

      In connection with the offering, Lehman Brothers may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Lehman Brothers of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market prices of notes while the offering is in progress.

      These activities by Lehman Brothers may stabilize, maintain or otherwise affect the market prices of notes. As a result, the prices of notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Lehman Brothers at any time. These transactions may be effected in the over-the-counter market or otherwise.

      In the ordinary course of their respective businesses Lehman Brothers and its affiliates have engaged and may in the future engage in various banking and financial services for and commercial transactions with us and our affiliates.

      We estimate that our total allocable expenses of the offering of the five year and twelve year notes, excluding the underwriter discount, will be approximately $250,000. Lehman Brothers has agreed to reimburse us for certain of those expenses.

      We have agreed to indemnify Lehman Brothers against certain liabilities, including liabilities under the Securities Act.

      Application will be made to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

      Lehman Brothers has agreed that, in connection with the distribution of the notes, directly or indirectly:

•	it has not offered or sold and, prior to the expiry of the period of six months from the date of the issue of the notes, will not offer or sell any such notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Vodafone.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the attached prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the attached prospectus are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the attached prospectus is current only as of the date of this prospectus supplement.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus
Risk Factors	3
About This Prospectus	6
Where You Can Find More Information	6
Forward-Looking Statements	8
Vodafone	10
Ratio of Earnings to Fixed Charges and to Fixed Charges and Preference Shares Dividends	12
Use of Proceeds	12
Legal Ownership	12
Description of Debt Securities We May Offer	15
Description of Warrants	29
Description of Preference Shares We May Offer	34
Clearance and Settlement	36
Certain U.S. Federal and U.K. Tax Considerations	40
Plan of Distribution	46
Validity of Securities	46
Experts	47
Enforceability of Certain Civil Liberties	48

$900,000,000

Vodafone Group Plc

$500,000,000 3.95% Notes due 2008

$400,000,000 5.375% Notes due 2015

PROSPECTUS SUPPLEMENT

LEHMAN BROTHERS

Prospectus Supplement dated December 11, 2002